Mail Stop 6010

July 17, 2008

Via Facsimile and U.S. Mail

George Konrad
Chief Executive Officer
Vyrex Corporation
21615 N. 2nd Avenue
Phoenix, Arizona 85027

>   **Re: Vyrex Corporation**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q as of March 31, 2008**
>   **File No. 0-27866**

Dear Mr. Konrad:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 11

1. We do not see where you have included disclosure regarding the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please amend this filing to provide your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 as required by Item 307 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend the filing to include an audit report that covers all periods presented in the financial statements, including the inception to date information. We note from the report of Berenfeld Spritzer Shechter & Sheer, LLP included in your 2006 10-KSB that the periods from January 2, 1991 through December 31, 2004 were audited by other auditors. If still true and the work of these auditors are referenced in the 2007 report, please include the reports of each of the others auditors in the amended 10-KSB.

Exhibits 31.1 and 31.2

3. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note that the Rule 13a-14(a) certifications included with this filing omit (i) paragraph 4(b) and (ii) the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant's internal control over financial reporting. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Form 10-Q as of March 31, 2008

Note 2. Business Acquisition, page 7

4. We note the disclosure on page 10 that following the cessation of its Biotech Business operations in October 2005, Vyrex was a public shell with no operations seeking an appropriate merger partner. We also note that as of February 12, 2008, PowerVerde was the operating entity and that, going forward, its operations would represent the sole operations of Vyrex. Please note that the staff considers the merger of a private operating company into a non-operating public shell corporation with nominal assets to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance

of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization of the private company. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles should be recorded. In addition, as a result, the only historical financial statements presented for the registrant in periods following the transaction would be those of the operating entity - PowerVerde.

Please tell us how you considered that guidance in concluding on the appropriate accounting for the February 12, 2008 transaction or revise the filing to comply and to clearly describe your accounting.

* * * * * * * *

As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief